Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com
July 17, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Komul Chaudhry and Arthur Sandel

Re:	Nissan Auto Receivables Company II LLC

Registration Statement on Form SF-3

File Nos. 333-279448

Dear Ms. Chaudhry and Mr. Sandel:

On behalf of Nissan Auto Receivables Company II LLC (the “Depositor”), and in response to the letter (the “Comment Letter”) dated June 12, 2024 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on Form SF-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on May 16, 2024, as well as a clean copy of Amendment No. 1 and the exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 1. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the depositor under Regulation AB.

Registration Statement on Form SF-3

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

July 17, 2024

Form of Prospectus

Summary

[Subsequent Receivables], page 4

2.

We note your disclosure here and elsewhere throughout the prospectus that the issuing entity may use the amounts on deposit in the pre-funding account to acquire additional receivables from the depositor. Please revise your prospectus where appropriate to disclosure about the nature of the review of these additional receivables performed by the depositor as required by Rule 193 and whether those receivables deviate from disclosed underwriting criteria or other criteria or benchmarks used to evaluate the assets. Refer to Securities Act Rule 193 and Items 1111(a)(7), 1111(a)(8), and 1111(g)(8) of Regulation AB.

Response

The disclosure on page 58 under “Review of Pool Assets” describes the review of receivables to be performed in connection with the issuance of securities in accordance with Item 1111(a)(7) of Regulation AB and Rule 193. We have revised the disclosure on page 58 under “Review of Pool Assets” to clarify which of the review procedures will be undertaken with respect to any receivables that may be added during a funding period and/or a revolving period.

We confirm that, for any assets that may be added to the pool during a funding period and/or a revolving period, the depositor will provide updated disclosures regarding the pool under Item 1111 of Regulation AB as and when required by the applicable Exchange Act reporting forms, including Item 6.05 of Form 8-K and Item 1 of Form 10-D (through its reference to Item 1121(b) of Regulation AB, which in turn refers to Item 1111).

3.

We note that the funding period will end on the earliest to occur of certain enumerated occurrences. Please confirm that any such funding period will not extend for more than one year from the date of issuance of the securities. See Item 1101(c)(3)(ii) of Regulation AB.

Response

We confirm that any funding period will not extend for more than one year from the date of issuance of the securities as required by Item 1101(c)(3)(ii) of Regulation AB. We have revised the disclosure on page 5 under “[Subsequent Receivables]” to include a footnote with this limitation.

July 17, 2024

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Lindsay O’Neil, at (312) 701-8933, or the Depositor’s in-house counsel, Sean Caley, at (214) 596-3141. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Sean Caley

Lindsay M. O’Neil